UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2021

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Total Acquires Fonroche Biogaz and Becomes the French Leader in Renewable Gas (January 11, 2021)

Exhibit 99.2	Total and Engie partner to develop France’s largest site for the production of green hydrogen from 100% renewable electricity (January 13, 2021)

Exhibit 99.3	Total, new operator of Block 58 offshore Suriname, announces a fourth discovery (January 14, 2021)

Exhibit 99.4	Total and 174 Power Global to Jointly Develop 1.6 GW of Solar and Energy Storage Projects in the U.S. (January 14, 2021)

Exhibit 99.5	Total withdraws from the American Petroleum Institute (January 15, 2021)

Exhibit 99.6	India: Total to Acquire from Adani a 20% Interest in the Largest Solar Developer in the World (January 18, 2021)

Exhibit 99.7	Nigeria: Total completes sale of its interest in onshore OML 17 (January 18, 2021)

Exhibit 99.8	Total Has Successfully Issued Hybrid Bonds To Finance Its Development Strategy in Renewables (January 18, 2021)

EXHIBIT INDEX

Exhibit 99.1	Total Acquires Fonroche Biogaz and Becomes the French Leader in Renewable Gas (January 11, 2021)

Exhibit 99.2	Total and Engie partner to develop France’s largest site for the production of green hydrogen from 100% renewable electricity (January 13, 2021)

Exhibit 99.3	Total, new operator of Block 58 offshore Suriname, announces a fourth discovery (January 14, 2021)

Exhibit 99.4	Total and 174 Power Global to Jointly Develop 1.6 GW of Solar and Energy Storage Projects in the U.S. (January 14, 2021)

Exhibit 99.5	Total withdraws from the American Petroleum Institute (January 15, 2021)

Exhibit 99.6	India: Total to Acquire from Adani a 20% Interest in the Largest Solar Developer in the World (January 18, 2021)

Exhibit 99.7	Nigeria: Total completes sale of its interest in onshore OML 17 (January 18, 2021)

Exhibit 99.8	Total Has Successfully Issued Hybrid Bonds To Finance Its Development Strategy in Renewables (January 18, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE

Date: February 1, 2021	By:	/s/ ANTOINE LARENAUDIE
Name: Antoine LARENAUDIE
Title: Group Treasurer